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American Funds Insurance Series
333 South Hope Street
Los Angeles, California  90071-1406

September 16, 2008

Ms. Ellen Sazzman, Senior Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Funds Insurance Series (the “Series”)
File Nos. 002-86838 and 811-03857

Dear Ms. Sazzman:

This letter is in response to oral comments we received from you on August 28, 2008 to the Series’ Post-Effective Amendment No. 47 to its Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 regarding the addition of a new fund, the International Growth and Income Fund (the “Fund”), to the Series.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We intend to incorporate any changes to the disclosure in an amendment to the Series’ N-1A filed pursuant to Rule 485(b) (the “Amendment”) that we would like to be effective on October 1, 2008.  We also wish to note that we have attempted to make our response and disclosure consistent with our response to comments we received from Patsy W. Mengiste on the proposed International Growth and Income Fund (file nos. 333-152323 and 811-22215) we included in an amendment to that fund’s registration statement filed on August 29, 2008.

1. Comment:  Confirm that the fund name that appears on the prospectus is the same as the name associated with the Edgar identifier.

Response:  We hereby confirm that the fund name that appears on the prospectus is the same as the name associated with the Edgar identifier.

Risk/Return summary

2. Comment:  Describe the principal investment strategies of the fund in further detail.  What are the types of securities in which the fund intends to invest?  What are the risks associated with investing in those securities?  Include specific types of securities in which the fund intends to invest and any additional risks.  There should be a parallel between the risks and the investments discussed.  For example, currency and interest rate fluctuations risk is not tied to any specific investments.

Response:   We intend to add disclosure in the Amendment to the Fund’s Risk/Return summary section of the prospectus that further clarifies the investment strategies and risks of the Fund.

3. Comment: Clarify the extent to which other investments in which the fund will invest such as debt instruments and derivatives are principal investment strategies.

Response:   We intend to add disclosure in the Amendment to the Fund’s Risk/Return summary section of the prospectus to further clarify the Fund’s investment objective and strategies.

4. Comment: Consider adding “investment-style risk.”  For example, this is a “large cap” investment.  What is the risk of investing in this type of fund vs. another type of fund or asset class?

Response:   We intend to add risk disclosure in the Amendment to the Fund’s Risk/Return summary section of the prospectus.

5. Comment: Consider adding “management risk.”

Response:   We intend to add disclosure in the Amendment to the Fund’s Risk/Return summary section of the prospectus regarding management risk.

6. Comment: Consider using a label to separately and clearly identify each risk, e.g. “interest risk”.

Response:   We believe that the format we have set forth for disclosing the risks for each fund included in the prospectus gives proper notice of such risks to a potential investor.

Frequent trading of fund shares

7. Comment:  In the paragraph, “The series reserves the right to waive the purchase blocking policy…” explain that the application of the purchase blocking policy may result in deterring certain market timing activities while allowing others to proceed.

Response:   We intend to revise the disclosure in the Amendment to this section of the prospectus to address your comment and clarify that the purchase blocking policy is not guaranteed to prevent all instances of frequent trading of fund shares.

Management

8. Comment:  Add additional disclosure required by 5(a)(1)(ii), (iii):  compensation of each investment adviser and a description of the basis of the board’s decision to approve the advisory contract each year.

Response:   We intend to add disclosure to the Investment Adviser section of the prospectus to further clarify the basis for compensation of the investment adviser and to reference the section of the statement of additional information pertaining the investment advisory and service agreement.  Also note that the last sentence of the first paragraph under the heading “Investment adviser” refers the reader to the Series’ annual report for a discussion regarding the basis for the board’s decision to approve the agreement as set forth in Item 5(a)(iii) of Form N-1A.

Multiple Portfolio Counselor System

9. Comment:  Include all of the principal portfolio counselors who will make investment decisions with respect to the Fund.

Response:   We intend to add David Riley and Sung Lee as portfolio counselors of the Fund in the portfolio counselor table in the Prospectus.

10. Comment:  List each fund and then the portfolio counselors included in each fund instead of listing by portfolio counselor and the funds each works on.

Response:   We believe that the format in which we present the portfolio counselors and the funds on which they serve is clear and full disclosure.

11. Comment:  The Series’ statement of information states that analysts manage a portion of the research portfolio.  Either modify the statement or if analysts have day to day management responsibilities, list them in the portfolio counselor table.

Response:   For funds that have a research portfolio, the research portfolio makes up a small portion of the assets of that fund and each research analyst invests only a portion of those assets.  Therefore, we do not believe that research analysts are responsible for the “day-to-day management” of the portfolio as intended by Item 5(a)(2) and 15(a) of Form N-1A.

Portfolio Holdings

12. Comment:  See N-1A item 22 general instruction 4: Where is the language that a description of the way the fund voted proxies is available on the website, etc.? “A statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund’s website, if applicable; and (iii) on the Commission’s website at http://www.sec.gov.”

Response:   This disclosure can be found in the “Management of the series” section of Series’ statement of additional information under the heading “Proxy voting procedures and principles.”

13. Comment:  P. 51: Clarify who are “affiliated persons” versus “third party service providers.”  Clarify whether affiliated persons are subject to the duty not to trade.  Clarify what are the standards under which security trades by those parties are pre-cleared.  Who does the pre-clearing?  Who can do the trading?  Are they subject to a duty not to trade on the information provided?  (see item 11(f)).

Response:   We intend to add disclosure in the Amendment to the Series’ statement of additional information to clarify who are affiliated persons versus third party service providers and to direct a reader to more information about the personal investing policy that affiliated persons are subject to.

14. Comment:  Add financials, exhibits, and make Tandy Representations.

Response:   We undertake to include updated financial information and required exhibits with the Amendment.

Finally, as requested, the fund acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.  As mentioned in previous conversations with the Staff, we hope to file the Amendment to be effective on October 1, 2008.  As such, we would greatly appreciate any final comments of the Staff as soon as possible.

If you have any questions please do not hesitate to contact me at (213) 615-4024 or Paul Roye at (213) 615-0418.

Sincerely,
/s/ Michael J. Triessl
Michael J. Triessl
Counsel, Capital Research and Management Company